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OFFERING MEMORANDUM

facilitated by



Amber Kendall Consultants LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Amber Kendall Consultants LLC
State of Organization	NM
Date of Formation	12/17/2019
Entity Type	Limited Liability Company
Street Address	530B Harkle Rd Ste 100, Santa Fe NM, 87505
Website Address	www.sconiboys.com

(B) Directors and Officers of the Company

Key Person	Benjamin Pipkin
Position with the Company Title First Year	 Co Founder 2021
Other business experience (last three years)	*Ben brings extensive experience and customer relations to his role at Sconi Boys. He worked for* *over 20 years in online marketing strategy as a Lead Business Analyst, Marketing Strategist, and* *Customer Relations Specialist. Ben's knowledge and experience has brought him all over the* *United States, from Hollywood working in the early days of internet marketing, to large ad agencies* *in the Midwest, and guest teaching roles at several Wisconsin Universities.* *Ben transitioned into Cannabis four year ago, learning the trade and working with some of the* *legendary OGs, lead cultivators, and brands in the nations. At Sconi Boys, Ben is the face of the* *company. Well-connected in the raw material side of the cannabis industry, Ben is the "connector"* *and does most of the sourcing, team lead, and leader of research and development of Sconi Boys* *products. He graduated from the University of MA with an emphasis in online marketing.*

Key Person	Aryn Pipkin
Position with the Company Title First Year	 Co Founder 2021
Other business experience (last three years)	*Aryn has been working for the past four years in the cannabis industry from farm hand, brokering* *raw materials, and finally through the development and branding of Sconi Boys. Previously, Aryn* *worked under the lead photographer for Harley-Davidson Motor Company in the Creative Service* *Department, where she was the lead project manager for photography as well as assisting in brand* *productions. Aryn has five years of experience working as the Creative Director for a commercial* *building company in Milwaukee,* *In addition, Aryn has over twenty years of combined experience in health and human services,* *crisis therapy, and advocacy. Through work at Sconi Boys Aryn has been able to combine her* *passion for the helping profession with her love for branding and project management. Her* *primary responsibilities include brand development, project management, and minor accounting.* *Aryn has her MBA with a double emphasis in Marketing and Project Management from the* *University of Wisconsin Whitewater. She also hold a Masters in Social Work from the University of Wisconsin*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Benjamin Pipkin	37.5%
Aryn Pipkin	37.7%

(D) The Company's Business and Business Plan

Industry Analysis

Wisconsin has not yet legalized marijuana but is on the trajectory to do so in the next year. In late 2020, hemp Delta-8 THC was introduced into the market and positioned for customers without access to legal Cannabis & for those who didn't like the anxiety that comes with marijuana. In late 2021, new cannabinoids began to hit the market and added to the hemp craze, along with other cannabinoids such a CBG, CBN, and CBC . To date, Wisconsin has no intention to ban or limit use of Delta-8 or other cannabinoids and the demand continues to dramatically rise. Despite the current laws, public support for Cannabis in Wisconsin increased, as reflected in the 2018 election and continued to increase. This past year, several municipalities, including Appleton and Milwaukee County, have significantly lowered fines for cannabis possession. In addition, the city of Madison took it one step further by decriminalizing cannabis possession. In 2019, Governor Evers, attempted to legalize medical marijuana in his first budget proposal, but Republicans took such provisions out of the final bill. Moving into 2022, however, there are currently two Democrat and one Republican bill to legalize marijuana. They are expected to pass.

- Wisconsin residents overwhelmingly supported more than a dozen non-binding advisory questions regarding the decriminalization of Cannabis in Wisconsin
- Should Wisconsin go the same route as Michigan for legalization, with an expected sales increase of 150%, Wisconsin would have revenue of $412 million in just a few short years.
- In 2020 marijuana sales were over $17.5 billion.
- The expected sales for marijuana in 2030 is estimated to be over $100 billion
- Only 24% of cannabis demand is met by legal sources, indicating a high unmet need for marijuana in states where it is not yet legal.
- Major cannabis players continue to open more locations, specifically on the West and East coasts.
- Opportunity in Wisconsin remains huge for both hemp and marijuana.

Our Mission

Sconi Boys strives to make high-quality products while being socially responsible, honest, and transparent. Working to educate and help naturally improve not only the lives of individuals, but our communities.

- Advocacy surrounding impactful, solutions- based, educational approaches to holistic healing.
- Embracing complete transparency with our customers, suppliers, and partners.
- Using extensive research, innovation, and new technologies to provide products with real benefts
- Acting intentionally & with empathy, giving our customers not only products but support,

guidance, and understanding.

- Going above and beyond industry standards; all child-resistant packing, even though it's not required,
- Practicing environmental stewardship with a goal of 100% earth-friendly packaging & practices

Our Story

Sconi Boys is family-owned & woman-owned, hemp brand, processor, and dispensary located in Wisconsin. Finding a lack of quality products in the Midwest, we decided to make our own. Working with local farms, we meticulously choose only their very best flower & raw materials. Then we do what we do best, carefully hand crafting that material into amazing, solventless, products. These products are then sold online and in our dispensary, in addition to our drop-shipping and retail partners.

- Over 20 years of combined cannabis experience
- Currently, and modestly, selling online to 22 states as well as our retail dispensary located in Milwaukee.
- Partnered with a Psychiatric Nurse Practitioner specializing in mental health, addictions, and natural health
- Our team is passionate about the industry -determined and energized in providing tools so people can live their best lives.
- WI Licensed Hemp Processors (3 years), USDA Certified Hemp Sampler, WI Licensed Food Manufactur
- Past team experience includes cultivation, sales, engineering, branding, online manufacturing, psychiatric healthcare and therapies.

Intended Use of Funds

Currently our demand is greater than our supply. Funds will be used to expand our current offerings as quickly as possible, to meet the needs of the market and increase brand reach, while simultaneously preparing for marijuana legalization in the coming year. This is just the first step. Our end goal is upon legalization: large cannabis dispensary with four brands (Sconi Boys & three other self-created brands) containing space for social, education, indoor-cultivation and bakery space.

- Hiring Support Staff
- Purchasing raw materials as well as retail ready displays for our distribution channels
- Manufacturing & Storage space
- Automated machinery
- Marketing channels - metaverse, social, influencers, and other creative solutions
- Community presence. (trade shows, events)
- Legalization Preparations

We are a small, but fierce woman and family-owned company. We proudly stand up for the things we believe in: honesty, empathy, and doing things right the first time. Providing health through botanics.

The Team

Aryn Pipkin, Co-Founder

Aryn has been working for the past four years in the cannabis industry from farm hand, brokering raw materials, and finally through the development and branding of Sconi Boys. Previously, Aryn worked under the lead photographer for Harley-Davidson Motor Company in the Creative Service Department, where she was the lead project manager for photography as well as assisting in brand productions. Aryn has five years of experience working as the Creative Director for a commercial building company in Milwaukee; In addition, Aryn has over twenty years of combined experience in health and human services, crisis therapy, and advocacy. Through work at Sconi Boys Aryn has been able to combine her passion for the helping profession with her love for branding and project management. Her primary responsibilities include brand development, project management, and minor accounting.

Aryn has her MBA with a double emphasis in Marketing and Project Management from the University of Wisconsin Whitewater. She also hold a Masters in Social Work from the University of Wisconsin Oshkosh

Benjamin Pipkin, Co-Founder

Ben brings extensive experience and customer relations to his role at Sconi Boys. He worked for over 20 years in online marketing strategy as a Lead Business Analyst, Marketing Strategist, and Customer Relations Specialist. Ben's knowledge and experience has brought him all over the United States, from Hollywood working in the early days of internet marketing, to large ad agencies in the Midwest, and guest teaching roles at several Wisconsin Universities.

Ben transitioned into Cannabis four year ago, learning the trade and working with some of the legendary OGs, lead cultivators, and brands in the nations. At Sconi Boys, Ben is the face of the company. Well-connected in the raw material side of the cannabis industry, Ben is the "connector" and does most of the sourcing, team lead, and leader of research and development of Sconi Boys products. He graduated from the University of MA with an emphasis in online marketing.

Jake , Co-Founder

Jake brings vast Cannabis and engineering experience to his role at Sconi Boys. With over six years in the cannabis industry, Jake worked as Lead Medical Cannabis Greenhouse Operator for an established dispensary out of Sacramento. Jake was responsible for planning, organizing, and directing activities of greenhouse staff. Using the specialty grow and complex aeroponics method, Jake also cultivated cannabis growing and produced the cleanest cannabis plants available. Jake graduated from North Dakota State University Minot with a specialty in Automotive Electrical Engineering. At Sconi Boys Jake is responsible for general operations, improved engineering practices, and manufacturing. As Sconi Boys grow, Jake will transition into greenhouse management and oversight.

Lisa Cwikla, Consultant

Lisa is a consulting partner for Sconi Boys. Lisa is a Psychiatric Nurse Practitioner who is passionate about holistic healthcare. She holds an MSN, APNP Board Certificate with a Psychiatric Mental Health Nurse Practitioner License from Wisconsin. Lisa attended Florida International University, where she concentrated on molecular biology. She finished her advanced degree at Alverno College in Milwaukee and now practices at Milwaukee, Waukesha, and lake county. Lisa specializes in substance abuse, detox, and rehabilitation. She has since expanded her practice to nclude psychopharmacology and ketamine.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	June 3, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Raw Materials	$10,000	$83,333
Packaging / Shipping	$7,000	$58,333
Distribution	$4,000	$33,333
Licencing	$700	$5,833
Operations	$3,000	$25,000
Marketing	$500	$4,168
Equipment/Machinery	$3,000	$25,000
Mainvest Compensation	$1,800	$15,000
TOTAL	$30,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.4 - 11.7%[2]
Payment Deadline	2030-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.7 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.73%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.4% and a maximum rate of 11.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	1.4%
$85,000	4.0%
$140,000	6.5%
$195,000	9.1%
$250,000	11.7%

[3] To reward early participation, the investors who contribute the first $40,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $40,000.0 has been raised in the offering will receive a 1.7x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Benjamin Pipkin	37.5%
Aryn Pipkin	37.7%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Sconi Boys was established in 2020, October. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Sconi Boys's fundraising. However, Sconi Boys may require additional funds from alternate sources at a later date.

Other outstanding debt or equity

As of October 2022, Sconi Boys has debt of $0 outstanding

Historical milestones

Sconi Boys has been operating since October 2020 and has since achieved the following milestones:

- Started Online Selling October 2020

- Started Drop-shipping January 2021

- Opened Retail Dispensary in Milwaukee, WI Oct 2021

- Became Wisconsin Licensed Food Processor Feb 2021

the sales growth and is based on the assumption that the company

is positive and is aimed at increasing sales every year. It is assumed that there is going to

be an increase in sales of 30% between 2022 and 2023 and between 2023 and 2024.

Online sales account for 73% of sales in 2022, 72.4% of sales in 2023 and 69.4% of sales in 2024.

The total operating expenses are increasing over the years. This increase is necessary to achieve the increase in sales projected in figure 1 above. Between 2022 and 2023, operating expenses will increase by 16.25% and 6.8% between 2023 and 2024.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$900,000	$990,000	$1,059,300	$1,112,265	$1,145,632
Cost of Goods Sold	$300,000	$330,000	$353,100	$370,755	$381,877
Gross Profit	$600,000	$660,000	$706,200	$741,510	$763,755
EXPENSES					
Rent	$20,400	$20,910	$21,432	$21,967	$22,516
Utilities	$4,800	$4,920	$5,043	$5,169	$5,298
Salaries	$240,000	$264,000	$282,480	$296,604	$305,501
Insurance	$5,800	$5,945	$6,093	$6,245	$6,401
Repairs & Maintenance	$12,000	$12,300	$12,607	$12,922	$13,245
Legal & Professional Fees	$30,200	$30,955	$31,728	$32,521	$33,334
Operating Profit	$286,800	$320,970	$346,817	$366,082	$377,460

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0.00	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$111,320.00	$0
Cost of Goods Sold	$94,860.00	$0
Taxes Paid	$0	$0
Net Income	$16,460.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V